The Prudential Series Fund, Inc.
For the fiscal period ended 12/31/2007
File number 811-03623

                                  SUB-ITEM 77D
                  Policies With Respect to Security Investment


                           THE PRUDENTIAL SERIES FUND
                          SP AIM Core Equity Portfolio

                        Supplement dated June 19, 2007 to
   Prospectus and Statement of Additional Information (SAI) dated May 1, 2007
________________________________________________________________________________
___________

     Brian Nelson and Tyler Dann II have joined Ronald S. Sloan as portfolio managers for the SP AIM Core Equity Portfolio

To reflect this change, the Prospectus and SAI are amended as follows:

     The first paragraph appearing in the section of the Prospectus entitled "How the Fund is Managed - Portfolio Managers - SP AIM Core Equity Portfolio is hereby deleted in its entirety and replaced with the following:

           Ronald S. Sloan, Senior Portfolio Manager, is the lead manager of the Portfolio. He has been responsible for the Portfolio since 2002 and is a Chartered Financial Analyst. Mr. Sloan joined AIM Capital in 1998 from Verissimo Research and Management, where he served as president since 1993. As the lead manager, Mr. Sloan generally has final authority over all aspects of the Portfolio's investment portfolio, including but not limited to, purchases and sales of individual securities, portfolio construction techniques, portfolio risk assessment, and management of cash flows. The degree to which Mr. Sloan may perform these functions, and the nature of these functions, may change from time to time. Brian Nelson and Tyler Dan II are primarily responsible for the day-to-day management of the Portfolio.

           Brian Nelson, CFA, who has been responsible for the Portfolio since 2007, joined AIM in 2004. From 2000 to 2004, Mr. Nelson was a senior telecommunications analyst for RCM Global Investors.

           Tyler Dann II, who has been responsible for the Portfolio since 2007, joined AIM in 2004. From 1998 to 2004, Mr. Dann was a principal and senior research analyst at Banc of America Securities LLC.

           The portfolio managers are assisted by the Mid/Large Cap Core Team, which may be comprised of portfolio managers and research analysts of the advisor. Team members provide research support and make securities recommendations with respect to the Portfolio's investment portfolio, but do not have day-to-day management responsibilities with respect to the Portfolio's investment portfolio. Members of the team may change from time to time.

     The section of Part I of the SAI entitled "Management & Advisory Arrangements - Additional Information About the Portfolio Managers - Other Accounts and Fund Ownership" in the SAI is hereby amended by adding the following information pertaining to Messrs. Nelson and Dann to the table for SP AIM Core Equity Portfolio. Information is furnished as of May 31, 2007.

   SP AIM
   Core
   Equity
   Portfolio
   Subadviser  Portfoli Registered  Other      Other        Ownership
               o        Investment  Pooled     Accounts     of Fund
               Managers Companies   Investmen              Securitie
                                  t                      s
                                  Vehicles
   A I M       Tyler    2/$9,507.2  None       1/$0.01      None
   Capital     Dann II  million                million
   Management
   , Inc.
               Brian    4/$12,642.  1/$10.2    5,349/$1,520 None
               Nelson   8 million   million    .7 million

PSFSUP1